SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

ASTA FUNDING, INC.

Name of Subject Company (Issuer)

Asta Funding, Inc.

Asta Finance Acquisition Inc.

Asta Finance Acquisition Sub Inc.

Gary M. Stern, Ricky Stern, Arthur Stern, Emily Stern,

GMS Family Investors LLC, Asta Group, Incorporated,

The Ricky Stern Family 2012 Trust, The Ricky Stern 2012 GST Trust,

The Emily Stern Family 2012 Trust, The Emily Stern 2012 GST Trust

 (Names of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

0462220109

(CUSIP Number of Class of Securities)

Seth Berman General Counsel Asta Funding, Inc. 210 Sylvan Avenue Englewood Cliffs, NJ 07632 (201) 567-5648	Gary M. Stern c/o Moomjian Waite & Coleman, LLP 350 Jericho Turnpike Jericho, NY 11753 (516) 937-5900

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

James Rieger, Esq. Ralph Siciliano, Esq. Tannenbaum Helpern Syracuse & Hirschtritt LLP 900 Third Avenue New York, NY 10022 Telephone: (212) 508-6700	Scott Jones, Esq. Pepper Hamilton LLP 400 Berwyn Park 899 Cassatt Road Berwyn, Pennsylvania 19312 Telephone: (610) 640-7800	Kevin Waite , Esq. Moomjian, Waite & Coleman, LLP 350 Jericho Turnpike Jericho, NY 11753 Telephone: (516) 937-5900

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$34,839,292.35	$4,522.14
*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction value is based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $13.10 for 2,508,854 shares of common stock issued and outstanding (excluding shares of company stock options) as of June 25, 2020 (consisting of 6,974,632 shares of common stock outstanding as of June 25, 2020 minus 4,058,911 shares held by the Stern Group (as defined below) (the “Rollover Shares”)) (the Rollover Shares that are not included in the foregoing calculation have been so excluded because they are being contributed to Parent (as defined below) immediately prior to the consummation of the merger), plus (b) the product of (i) 406,867 shares of common stock underlying outstanding employee stock options with an exercise price of $13.10 or less, multiplied by (ii) $4.85, representing the difference between the $13.10 per share merger consideration and the $8.25 weighted average exercise price of such options.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001298.
☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $4,522.14	Filing Party: Asta Funding, Inc.

Form or Registration No.: Schedule 14A – Amendment No.2 to the Preliminary Proxy Statement	Date Filed: August 14, 2020

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE

Introduction

This Amendment No.2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”) jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Asta Funding, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Common Stock”) that is subject to the Rule 13E-3 transaction, (ii) Asta Finance Acquisition Inc., a Delaware corporation (“Parent”), (iii) Asta Finance Acquisition Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) Mr. Gary M. Stern, an individual and Chairman and Chief Executive Officer of the Company, (v) Ricky Stern, an individual and Senior Vice President of the Company’s GAR subsidiary, (vi) Arthur Stern, an individual and the former Chairman Emeritus and former director of the Company, (vii) Emily Stern, an individual, (viii) GMS Family Investors LLC, a Delaware limited liability company (“GMS”), (ix) Asta Group, Incorporated, a Delaware corporation (“AGI”), (x) the Ricky Stern Family 2012 Trust (“RSFT”), (xi) the Ricky Stern 2012 GST Trust (the “RS GST Trust”), (xii) the Emily Stern Family 2012 Trust (“ESFT”) and (xiii) the Emily Stern 2012 GST Trust (the “ES GST Trust” and, together with Messrs. Gary M. Stern, Ricky Stern, Arthur Stern, Miss Emily Stern, GMS, AGI, RSFT, RS GST Trust and ESFT, the “Stern Group Investors” or the “Stern Group”).

On April 8, 2020, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger, as amended by that certain Amendment No.1 to the Agreement and Plan of Merger, dated June 25, 2020, (together, the “Merger Agreement”), pursuant to which Merger Sub shall merge with and into the Company and its consolidated subsidiaries, with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Merger”). Concurrently with the filing of this Transaction Statement, the Company is filing with the Securities and Exchange Commission Amendment No.2 to its preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a virtual special meeting of the stockholders of the Company at which the holders of the Common Stock will be asked to consider and vote on a proposal to adopt the Merger Agreement. The adoption of the Merger Agreement by the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Common Stock entitled to vote thereon and (ii) at least a majority of the outstanding shares of Common Stock entitled to vote thereon, other than the Parent, Gary Stern and members of the Stern Group, and any other officers and directors of the Company and any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary. A copy of the Proxy Statement is attached hereto as Exhibit (a)(2)(i) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

Under the terms of the Merger Agreement, at the effective time of the Merger, each share of common stock of the Company (the “Common Stock”) outstanding immediately prior to the effective time of the merger (other than certain excluded shares and shares held by any of the Company’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law (“dissenting shares”)) will be converted into the right to receive $13.10 in cash, without interest (the “merger consideration”), less any applicable withholding taxes, whereupon all such shares will be automatically canceled and will cease to exist, and the holders of such shares will cease to have any rights with respect thereto other than the right to receive the merger consideration. Shares of Common Stock held by any of the Parent Parties (including the shares held by the members of the Stern Group, which shares will be contributed to Parent prior to the merger) and by the Company or any wholly-owned subsidiary of the Company will not be entitled to receive the merger consideration.

Except as otherwise agreed to in writing prior to the Effective Time of the Merger by Parent and a holder of any Company stock options with respect to any of such holder’s Company stock options, each Company stock option, whether vested or unvested and whether with an exercise price per share that is greater or less than, or equal to, $13.10, that is outstanding immediately prior to the Effective Time, will, as of the Effective Time, become fully vested and be canceled and converted into the right to receive an amount in cash from the Company as the surviving corporation equal to (a) the product of (i) the excess, if any, of $13.10 over the exercise price per share of the Common Stock subject to such Company stock option multiplied by (ii) the total number of shares of the Common Stock subject to such Company stock option, without interest, less (b) such amounts as are required to be withheld or deducted under applicable tax provisions.

As of June 25, 2020, the members of the Stern Group hold 4,058,911 shares of the Company’s Common Stock representing approximately 61.8% of the Company’s total issued and outstanding Common Stock (including (i) 260,000 shares subject to Company stock options exercisable within 60 days), and have agreed with Parent to contribute to Parent, immediately prior to the consummation of the merger, 4,058,911 shares in exchange for common stock of Parent.

The board of directors of the Company formed a special committee comprised entirely of independent and disinterested directors, consisting of David Slackman (Chairman), Michael Monteleone, and Timothy Bishop (the “Special Committee”) to consider and negotiate the terms and conditions of the merger and to recommend to the board of directors whether to pursue the merger and, if so, on what terms and conditions.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E- 3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

While each of the Filing Persons acknowledges that the Merger is a going private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger—Asta Funding, Inc.”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC.”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING ASTA—Market Price of the Common Stock and Dividend Information”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“THE MERGER AGREEMENT—Conduct of Business Prior to Closing”

“IMPORTANT INFORMATION REGARDING ASTA—Market Price of the Common Stock and Dividend Information—Dividends”

(e)	Prior Public Offerings. Not Applicable.

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT —Transactions in Common Stock”

Item 3. Identity and Background of Filing Person

(a)	Name and Address. Asta Funding, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parties to the Merger”

“SPECIAL FACTORS —Parties to the Merger”

“IMPORTANT INFORMATION REGARDING ASTA”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE STERN GROUP”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET — Parties to the Merger”

“SPECIAL FACTORS — Parties to the Merger”

“IMPORTANT INFORMATION REGARDING ASTA—Company Background”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE STERN GROUP”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING ASTA—Directors, Officers and Corporate Governance”

“IMPORTANT INFORMATION REGARDING THE PARENT PARTIES AND THE STERN GROUP”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

Item 4. Terms of the Transaction

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—U.S. Holders; Non-U.S. Holders”

“SPECIAL FACTORS—Merger Consideration”

“SPECIAL FACTORS—Payment for the Shares of Common Stock”

“SPECIAL FACTORS—Delisting and Deregistration of our Common Stock”

“SPECIAL FACTORS—Appraisal Rights”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC —Votes Required”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

Accounting Treatment

Asta Funding, Inc., as the surviving corporation in the merger, will account for the merger under the acquisition method of accounting for business combinations in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing the Merger”

“SPECIAL FACTORS— Indemnification and Directors’ and Officers’ Liability Insurance”

“SPECIAL FACTORS —Voting Agreements”

“SPECIAL FACTORS—Stern Group Commitment Letters”

“THE MERGER AGREEMENT—Treatment of Options”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Appraisal Rights”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC. —Appraisal Rights”

ANNEX D—DELAWARE GENERAL CORPORATION LAW SECTION 262

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing the Merger”

“SPECIAL FACTORS—Voting Agreements”

“SPECIAL FACTORS—Stern Group Commitment Letters”

“THE MERGER AGREEMENT”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT—Transactions in Common Stock”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

(b)—(c)	Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Management Estimates”

“THE MERGER AGREEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Financing the Merger”

“SPECIAL FACTORS—Voting Agreements”

“VIRTUAL SPECIAL MEETING OF THE STOCKHOLDERS OF ASTA FUNDING, INC.—Votes Required”

“THE MERGER AGREEMENT”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

Item 6. Purposes of the Transaction, and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of our Common Stock”

“THE MERGER AGREEMENT—The Merger

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT—Payment for the Shares of Common Stock”

“THE MERGER AGREEMENT—Treatment of Options”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

(c)(1)—(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SUMMARY TERM SHEET – Purpose of the Virtual Special Meeting”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Delisting and Deregistration of Company Common Stock”

“SPECIAL FACTORS—Financing the Merger”

“SPECIAL FACTORS— Stern Group Commitment Letters”

“SPECIAL FACTORS—Indemnification and Directors’ and Officers’ Liability Insurance”

“IMPORTANT INFORMATION REGARDING ASTA — Dividends”

“THE MERGER AGREEMENT”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—Treatment of Options”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

Item 7. Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

(b)	Alternatives. None. Additionally, the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee of Our Board of Directors”

“SPECIAL FACTORS—Management Estimates”

ANNEX C – OPINION OF LINCOLN INTERNATIONAL LLC

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Certain Effects of the Merger”

“SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—U.S. Holders; Non-U.S. Holders”

“SPECIAL FACTORS—Fees and Expenses”

“SPECIAL FACTORS—Appraisal Rights”

“THE VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC.— Appraisal Rights”

“THE MERGER AGREEMENT—The Merger”

“THE MERGER AGREEMENT—Closing; Effective Time”

“THE MERGER AGREEMENT—Merger Consideration”

“THE MERGER AGREEMENT — Payment for the Shares of Common Stock”

“THE MERGER AGREEMENT—Treatment of Options”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

ANNEX D—THE DELAWARE GENERAL CORPORATION LAW SECTION 262

Item 8. Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Parent Parties’ and the Stern Group’s Position as to the Fairness of the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Stern Group for the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee of Our Board of Directors”

“SPECIAL FACTORS—Management Estimates”

ANNEX C—OPINION OF LINCOLN INTERNATIONAL LLC

The presentations and discussion materials dated December 30, 2019, January 16, 2020, March 13, 2020, April 8, 2020 and June 19, 2020, each prepared by Lincoln International LLC and reviewed by the Special Committee of the Board of the Directors of the Company, as applicable, are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6) and are incorporated by reference herein

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC.—Record Date and Quorum”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC.—Votes Required”

“THE MERGER AGREEMENT—Conditions to the Merger”

“THE MERGER AGREEMENT—Stockholders Meeting”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee of Our Board of Directors”

ANNEX C—OPINION OF LINCOLN INTERNATIONAL LLC

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“THE VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC. Recommendation of our Board of Directors”

(f)     Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)—(c)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee of Our Board of Directors”

“WHERE YOU CAN FIND MORE INFORMATION”

ANNEX C—OPINION OF LINCOLN INTERNATIONAL LLC

The presentations and discussion materials dated December 30, 2019, January 16, 2020, March 13, 2020, April 8, 2020 and June 19, 2020, each prepared by Lincoln International LLC and reviewed by the Special Committee of the Board of the Directors of the Company, as applicable, are attached hereto as Exhibits (c)(2), (c)(3), (c)(4), (c)(5) and (c)(6), and are incorporated by reference herein.

Item 10. Source and Amounts of Funds or Other Consideration

(a)—(b), (d)	Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Financing the Merger”

“SPECIAL FACTORS—Stern Group Commitment Letters”

“THE MERGER AGREEMENT – Financing the Merger”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS— Interests of Our Directors and Executive Officers in the Merger—Payments to the Special Committee”

“SPECIAL FACTORS—Fees and Expenses”

“THE MERGER AGREEMENT—Termination Fees and Expenses;

“THE MERGER AGREEMENT—Reimbursement of Expenses”

Item 11. Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

ANNEX A—AGREEMENT AND PLAN OF MERGER

ANNEX B—AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT —Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

“SPECIAL FACTORS—Voting Agreements”

“VIRTUAL SPECIAL MEETING OF THE STOCKHOLDERS—Votes Required”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Purposes and Reasons of the Company for the Merger”

“SPECIAL FACTORS—Purposes and Reasons of the Parent Parties and the Stern Group for the Merger”

Item 13. Financial Statements

(a)	Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Management Estimates”

“IMPORTANT INFORMATION REGARDING ASTA—Selected Summary Historical Consolidated Financial Data”

“IMPORTANT INFORMATION REGARDING ASTA—Book Value Per Share”

“WHERE YOU CAN FIND ADDITIONAL INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)—(b)	Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“QUESTIONS & ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Directors and Executive Officers in the Merger”

“SPECIAL FACTORS—Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Reasons for the Merger and Recommendation of Our Board of Directors”

“SPECIAL FACTORS—Fees and Expenses”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC —Solicitation of Proxies”

“VIRTUAL SPECIAL MEETING OF STOCKHOLDERS OF ASTA FUNDING, INC —Additional Assistance”

“THE MERGER AGREEMENT—Employee Matters”

Item 15. Additional Information

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The entirety of the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(2)(i)

Amendment No. 1 to the Preliminary Proxy Statement of Asta Funding, Inc. (the “Preliminary Proxy Statement”) (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission).

(a)(2)(ii)	Form of Proxy Card (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iii)	Letter to Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(iv)	Notice of Virtual Special Meeting of Stockholders (included in the Preliminary Proxy Statement and incorporated herein by reference).
(a)(2)(v)	Press Release issued by Asta Funding, Inc., dated April 8, 2020 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).
(a)(2)(vi)	Press Release issued by Asta Funding, Inc., dated June 25, 2020 (included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020, and incorporated herein by reference)
(b)(1)	Debt Commitment Letter, dated April 3, 2020, by and between Bank Leumi USA and Asta Finance Acquisition, Inc.*
(b)(2)

Amendment to the Debt Commitment Letter, dated June 25, 2020, by and between Bank Leumi USA and Asta Finance Acquisition, Inc. (included as Exhibit 99.2 to the Company's Schedule 13D/A filed on June 26, 2020, and incorporated herein by reference)

(c)(1)	Opinion of Lincoln International LLC, dated June 19, 2020 (included as Annex C to the Preliminary Proxy Statement, and incorporated herein by reference).
(c)(2)	Presentation Materials, dated December 30, 2019, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(3)	Presentation Materials, dated January 16, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(4)	Presentation Materials, dated March 13, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(5)	Presentation Materials, dated April 8, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(c)(6)	Presentation Materials, dated June 19, 2020, of Lincoln International LLC to the Special Committee of the Board of Directors of the Company.*
(d)(1)

Agreement and Plan of Merger, dated as of April 8, 2020, by and among Asta Finance Acquisition, Inc., Asta Finance Acquisition Sub Inc. and Asta Funding, Inc. (included as Annex A to the Preliminary Proxy Statement, and incorporated herein by reference).

(d)(2)

Amendment No.1 to the Agreement and Plan of Merger, dated as of June 25, 2020, by and among Asta Finance Acquisitions, Inc., Asta Finance Acquisition Sub Inc., and Asta Funding, Inc. (included as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020, and incorporated herein by reference).

(d)(3)

Voting Agreement between the Stern Group and Asta Funding, Inc. dated April 8, 2020 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).

(d)(4)

Settlement and Voting Agreement between RBF Capital, LLC and the Company, dated June 25, 2020 (included as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on June 25, 2020, and incorporated herein by reference).

(d)(5)

The Stern Group Commitment Letter, dated as of April 8, 2020, by and among the Stern Group Investors and Asta Finance Acquisition Inc. (included as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).

(d)(6)	Limited Guarantee dated April 8, 2020 (included as Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed on April 8, 2020, and incorporated herein by reference).
(f)	Section 262 of the Delaware General Corporation Law (included as Annex D to the Preliminary Proxy Statement, and incorporated herein by reference).
(g)	None.

*          Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 14, 2020

THE COMPANY

ASTA FUNDING, INC.

By: /s/ Steven Leidenfrost

Name: Steven Leidenfrost

Title: Chief Financial Officer

PARENT PARTIES

ASTA FINANCE ACQUISITION INC.

By: /s/ Gary Stern

Name: Gary Stern

Title: CEO and President

ASTA FINANCE ACQUISITION SUB, INC.

By: /s/ Gary Stern

Name: Gary Stern

Title: CEO and President

STERN GROUP INVESTORS:

/s/ Gary Stern

Gary Stern

/s/ Ricky Stern

Ricky Stern

/s/ Emily Stern

Emily Stern

/s/ Arthur Stern

Arthur Stern

GMS FAMILY INVESTORS LLC

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Managing Member

RICKY STERN 2012 FAMILY TRUST

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

RICKY STERN 2012 GST TRUST

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

EMILY STERN 2012 TRUST

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

EMILY STERN 2012 GST TRUST

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

EMILY STERN 2012 TRUST

By: /s/ Ricky Stern

Name: Ricky Stern

Title: Trustee

EMILY STERN 2012 GST TRUST

By: /s/ Gary Stern

Name: Gary Stern

Title: Trustee

ASTA GROUP INCORPORATED

By: /s/ Gary Stern

Name: Gary Stern

Title: CEO and President